Ernst & Young LLP
Ernst & Young Tower
1000, 440 2nd Avenue SW
Calgary AB T2P 5E9

Tel: +1 403 290 4100
Fax: +1 403 290 4165
ey.com

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office Prince Edward Island
New Brunswick Securities Commission
Autorité des marchés financiers

October 31, 2013

Harvest Operations Corp. - change of auditor notice dated October 25, 2013

Dear Sirs/Mesdames

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice of Harvest Operations Corp. dated October 25, 2013 and are in agreement with the statements contained in such notice.

Yours sincerely,

Ernst & Young LLP

c: The Board of Directors, Harvest Operations Corp.